Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

RIDGEWOOD UK, LLC

December 31, 2006 and 2005

C O N T E N T S

Page

Report of Independent Certified Public Accountants	3

Consolidated Financial Statements

Consolidated Balance Sheets	4

Consolidated Statements of Operations and Comprehensive Loss	5

Consolidated Statement of Changes in Members’ Equity (Deficit)	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8 - 25

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Members
Ridgewood UK, LLC

We have audited the accompanying consolidated balance sheets of Ridgewood UK, LLC (a Delaware limited liability company) as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive loss, changes in members’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood UK, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORTON LLP

Edison, New Jersey
October 31, 2007

Ridgewood UK, LLC

CONSOLIDATED BALANCE SHEETS

December 31,

	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$7,199,536	$6,690,531
Restricted cash	2,483,982	3,152,526
Trade receivables	4,438,133	2,653,881
Unbilled receivables	7,641,807	4,752,530
Due from affiliates	2,593,616	363,610
Inventory	994,600	746,454
Other current assets	279,140	272,989
Total current assets	25,630,814	18,632,521

Plant and equipment, net	61,899,406	51,909,397
Electricity sales contracts, net	12,570,841	13,368,107
Deferred financing cost, net	422,590	480,840

Total assets	$100,523,651	$84,390,865

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable	$1,619,776	$1,791,970
Accrued expenses	17,980,367	7,864,472
Long-term debt - current portion	2,300,056	1,878,494
Revolving credit facility	2,350,920	-
Capital lease obligations - current portion	5,406,987	2,897,264
Construction advances - current portion	589,493	577,807
Due to affiliates	125,319	439,113
Total current liabilities	30,372,918	15,449,120

Long-term debt - noncurrent portion	16,981,784	16,936,447
Capital lease obligations - noncurrent portion	43,454,636	26,897,522
Construction advances - noncurrent portion	9,235,393	23,263,877
Deferred income taxes	1,548,339	1,104,709
Other liabilities	-	1,380
Minority interest	-	362,279
Total liabilities	101,593,070	84,015,334

Commitments and contingencies

Members’ equity (deficit)	(1,069,419)	375,531

Total liabilities and members’ equity (deficit)	$100,523,651	$84,390,865

The accompanying notes are an integral part of these consolidated financial statements.

Ridgewood UK, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years ended December 31,

	2006	2005	2004

Power generation revenue	$44,750,987	$32,359,236	$22,877,685

Cost of revenues	36,871,677	29,326,410	20,295,280

Gross profit	7,879,310	3,032,826	2,582,405

Operating expenses
General and administrative expenses	888,700	200,994	551,573
Impairment of plant and equipment	1,210,265	635,084	500,346
Total operating expenses	2,098,965	836,078	1,051,919

Income from operations	5,780,345	2,196,748	1,530,486

Other income (expense)
Interest income	420,140	328,498	373,337
Interest expense	(6,584,615)	(5,188,353)	(3,603,930)
Loss on sale-leaseback	(191,291)	(202,551)	(880,387)
Total other expense, net	(6,355,766)	(5,062,406)	(4,110,980)

Loss before income taxes and minority interest	(575,421)	(2,865,658)	(2,580,494)

Income tax expense	941,496	261,118	10,298

Net loss before minority interest	(1,516,917)	(3,126,776)	(2,590,792)

Minority interest in loss of CLP	234,394	385,352	293,018

Net loss	(1,282,523)	(2,741,424)	(2,297,774)

Foreign currency translation adjustment	(162,427)	(448,341)	710,511

Comprehensive loss	$(1,444,950)	$(3,189,765)	$(1,587,263)

The accompanying notes are an integral part of these consolidated financial statements.

Ridgewood UK, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

Years ended December 31, 2006, 2005 and 2004

			Accumulated other	Total
	Members'	Retained	comprehensive	members'
	capital	deficit	income	equity (deficit)

Members' equity balance as of January 1, 2004	$22,215,959	$(11,541,307)	$1,455,010	$12,129,662
Net loss	-	(2,297,774)	-	(2,297,774)
Foreign currency translation adjustment	-	-	710,511	710,511
Cash distributions	-	(3,472,720)	-	(3,472,720)

Members' equity balance as of December 31, 2004	22,215,959	(17,311,801)	2,165,521	7,069,679
Net loss	-	(2,741,424)	-	(2,741,424)
Foreign currency translation adjustment	-		(448,341)	(448,341)
Cash distributions	-	(3,504,383)	-	(3,504,383)

Members' equity balance as of December 31, 2005	22,215,959	(23,557,608)	1,717,180	375,531
Net loss	-	(1,282,523)		(1,282,523)
Foreign currency translation adjustment	-		(162,427)	(162,427)

Members' deficit balance as of December 31, 2006	$22,215,959	$(24,840,131)	$1,554,753	$(1,069,419)

The accompanying notes are an integral part of these consolidated financial statements.

Ridgewood UK, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

	2006	2005	2004

Cash flows from operating activities
Net loss	$(1,282,523)	$(2,741,424)	$(2,297,774)
Adjustments to reconcile net loss to net cash provided
by operating activities
Depreciation and amortization	7,853,465	6,232,599	5,291,820
Impairment of plant and equipment	1,210,265	635,084	500,346
Amortization of deferred financing costs	117,436	128,885	141,396
Loss on sale-leaseback	191,291	202,551	880,387
Deferred income taxes	273,416	261,118	10,298
Minority interest in CLP	(234,394)	(385,352)	(293,018)
Changes in operating assets and liabilities
Trade receivables	(1,332,742)	(527,783)	(426,561)
Unbilled receivables	(2,098,858)	(1,450,897)	(1,104,208)
Inventory	(136,192)	(1,324)	(314,465)
Other current assets	2,807,168	209,205	75,261
Accounts payable	(395,433)	414,463	(1,905,881)
Accrued expenses	5,713,770	4,440,555	467,786
Due to/from affiliates, net	(2,501,563)	(585,762)	41,860
Other liabilities	(1,478)	(54,402)	(464,200)
Total adjustments	11,466,151	9,518,940	2,900,821
Net cash provided by operating activities	10,183,628	6,777,516	603,047

Cash flows from investing activities
Capital expenditures	(9,492,617)	(11,179,552)	(16,698,046)

Cash flows from financing activities
Repayments of term loan	(2,011,840)	(1,788,724)	(1,610,669)
Proceeds from construction advances	-	-	12,100,122
Repayments of capital lease obligations	(2,236,687)	(1,498,570)	(1,125,675)
Restricted cash	1,039,593	(284,549)	(340,931)
Borrowings from revolving credit facility	2,211,540	-	-
Cash distributions to minority interest	(80,420)	(556,137)	(641,074)
Cash distributions to members	-	(3,504,383)	(4,615,239)
Net cash (used in) provided by financing activities	(1,077,814)	(7,632,363)	3,766,534

Effect of exchange rate on cash and cash equivalents	895,808	(1,500,202)	1,919,788

Net increase (decrease) in cash and cash equivalents	509,005	(13,534,601)	(10,408,677)
Cash and cash equivalents, beginning of year	6,690,531	20,225,132	30,633,809

Cash and cash equivalents, end of year	$7,199,536	$6,690,531	$20,225,132

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$5,643,380	$5,601,353	$4,319,839

Supplemental disclosures of noncash investing and financing activities:
Construction advances converted to capital leases	$16,291,678	$8,337,276	$14,083,446
Equipment acquired under nonaffiliated capital leases	-	-	727,610

The accompanying notes are an integral part of these consolidated financial statements.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A - DESCRIPTION OF BUSINESS

On May 26, 1999, Ridgewood UK, LLC (the “Company”) was formed as a New Jersey limited liability company and was re-domiciled to Delaware on December 24, 2002.  The business of the Company is the extraction of methane-containing gas from landfill sites in England, Scotland and Wales, the use of that gas as fuel for generating electricity, and the sale of that electricity.  The Company has no predetermined life or end date.

On June 30, 1999, Ridgewood Electric Power Trust V (“Trust V”) contributed $16,667,567 to the Company; and the Company’s wholly-owned subsidiary, Ridgewood UK Ltd. (“UK Ltd.”), a limited company registered in England and Wales, purchased from CLP Envirogas, Ltd. (formerly Combined Landfill Projects, Ltd.) six landfill gas power plants with a combined electrical generation capacity of 15.1 megawatts (“MW”) located in the United Kingdom.  At the time of the purchase, UK Ltd. and CLP Envirogas, Ltd. also agreed to the terms on which UK Ltd. would purchase additional projects then under development by CLP Envirogas, Ltd., should such projects be successfully developed.

In 2001, The Ridgewood Power Growth Fund (“Growth Fund”) contributed $5,817,006 to the Company in return for an equity share of 30.4% of the Company.  Trust V and the Growth Fund (collectively, the “Trusts”) are Delaware trusts managed by Ridgewood Renewable Power LLC (“RRP”) as their Managing Shareholder.

During the three-month period ended March 31, 2001, UK Ltd. purchased an additional four projects with combined generating capacity of 4.6MW.  On October 16, 2001, UK Ltd., through the issuance of approximately 24% of its shares and the payment of $2,000,000 cash, acquired certain of the assets and liabilities of CLP Services, Ltd., CLP Development, Ltd. and CLP Envirogas, Ltd. (collectively, the “Management and Development Companies”) and the equity and debt of certain landfill gas projects (the “UK Merger”).  As a result of the UK Merger, UK Ltd. acquired the ability to develop and operate landfill gas-fueled electricity-generating facilities in the UK, as well as the development rights to a number of such projects.  The seller in the UK Merger was Arbutus Energy Ltd. (Jersey) (“Arbutus”), which became the minority interest holder of UK Ltd. following the UK Merger.  UK Ltd. was renamed CLPE Holdings Ltd. (“CLP”) in 2001.

In the UK Merger, UK Ltd. received plant and equipment valued at approximately $4,201,000, a 50% equity interest in a landfill gas electricity generation business based in Spain valued at approximately $744,000, cash of $454,000 and other assets with an approximate value of $1,000,000.  UK Ltd. also assumed liabilities of approximately $3,058,000.  UK Ltd. assigned a value of $6,781,000 to the electricity sales contracts and other intangibles acquired, which are being amortized over the remaining life of the underlying electricity sales contracts.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE A (continued)

As part of the UK Merger, the Company also acquired a 50% ownership in each of CLP Organogas SL, which owns a 2MW plant located in Seville, Spain, and CLP Envirogas, SL, a management and development services company also located in Seville, Spain (collectively, the “Spanish Business”).  Effective January 1, 2003, the Company transferred its interest in the Spanish Business to Arbutus in return for a portion of the minority interest in CLP then held by Arbutus.  As a result of the transaction, the Company increased its ownership in CLP from 76% to 88%.

As of December 31, 2006, CLP owned landfill methane gas-fired electric generating projects in the United Kingdom with an installed capacity of approximately 59.1MW.  Projects representing approximately 26.5MW sell electricity under long-term contracts to the Non-Fossil Purchasing Agency (“NFPA”), a not-for-profit organization that purchases electricity generated by certain renewable power projects on behalf of large English electric utilities.  Projects representing approximately 32.6MW qualify for the UK government’s Renewable Obligation incentive program (“RO”) and sell their output under short-term contracts.

Beginning in 2002, the Company began to develop sites capable of qualifying for the UK’s RO.  The RO program requires electricity suppliers serving end-users in the UK to obtain Renewable Obligation Certificates (“ROCs”) to demonstrate that a minimum portion of their electricity supply portfolio was generated by producers meeting the qualifications of the RO.  In order to fund the development and construction of these projects, the Company entered into a series of agreements with affiliated entities that agreed to provide financing.  The affiliated entities providing this funding, Ridgewood Renewable PowerBank LLC, Ridgewood Renewable PowerBank II LLC, Ridgewood Renewable PowerBank III LLC and Ridgewood Renewable PowerBank IV LLC (collectively, the “PowerBank Funds”), are managed by RRP.  Terms of the agreements between the CLP and each of the PowerBank Funds are substantially the same and each provides for the PowerBank Funds to make construction advances to CLP in exchange for interest during construction and streams of fixed and variable lease payments once the financed projects go into operation (the “PowerBank Arrangements”) as discussed in Note H.

All projects subject to Non-Fossil Fuel Obligation (“NFFO”) are owned by the Company.  Each PowerBank Fund holds title to the electricity-generating equipment of the projects funded by that PowerBank Fund.

See Note P for discussion of the sale of CLP.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All material intercompany transactions have been eliminated and the minority interest of Arbutus has been provided for in consolidation.

2.	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, the Company evaluates its estimates, including bad debts, recoverable value of plant and equipment, intangible assets and recordable liabilities for litigation and other contingencies.  The Company bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

3.	Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash and cash equivalents.  All cash deposits are held in foreign banks and cash balances with banks as of December 31, 2006 and 2005 exceed UK-insured limits by approximately $4,735,000 and $5,341,000, respectively.  Restricted cash (see Note G) as of December 31, 2006 and 2005 exceeded insured limits by approximately $2,422,000 and $3,098,000, respectively.

4.	Trade Receivables

Trade receivables are recorded at invoice price in the period in which the related revenues are earned, and do not bear interest.  No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customers.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE B (continued)

5.	Inventory

Inventory primarily consists of spare parts and materials used in the Company’s operations.  Inventories are stated at the lower of cost and net realizable value.  An allowance is established for slow moving items on the basis of management’s review and assessment of inventory movements.

6.	Revenue Recognition

Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the electricity sales contracts.  Any adjustments needed to reflect actual volumes delivered are made when the actual volumetric information subsequently becomes available.  Final adjustments did not vary significantly from estimates.

7.	Unbilled Receivables

Unbilled receivables consist of revenue that has been earned but for which no invoices have been issued by the Company as the meter readings have not been certified by the customer or appropriate regulatory body.  Power generation revenue is recorded in the month of delivery and meter certification can require a period of two to four months in the case of certifications required for the issuance of ROCs.

8.	Foreign Currency Translation

The British pound sterling is the functional currency of the Company’s operating subsidiaries.  The consolidated financial statements of the Company’s operating subsidiaries are translated into United States dollars using current rates of exchange, with gains or losses included in the foreign currency translation adjustment account in the members’ equity section.  The cumulative foreign currency translation adjustment, which represents total accumulated other comprehensive income is included in members’ equity.

9.	Impairment of Long-Lived Assets and Intangibles

The Company evaluates amortizable intangibles and long-lived assets, such as plant and equipment, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.  The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset.  If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the estimated fair value of the asset, which is based on the estimated future cash flows discounted at the estimated cost of capital.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE B (continued)

10.	Deferred Financing Costs

The Company capitalizes financing costs and amortizes them using the effective rate method over the life of the related loan.  Amortization of deferred financing costs is included in interest expense in the consolidated statements of operations.  Accumulated amortization at December 31, 2006 and 2005 was $609,026 and $455,132, respectively.

11.	Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation.  Renewals and betterments that increase the useful lives of the assets are capitalized.  Repair and maintenance expenditures are expensed as incurred.

The Company depreciates its plant and equipment using the straight-line method of depreciation over the estimated useful lives of the assets, which range from 4 - 15 years.

12.	Sale and Leaseback Transactions

The Company accounts for the sale and leaseback of plant and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 98, “Accounting for Leases.”  Losses on sale-leaseback transactions are recognized at the time of sale if the fair value of the plant and equipment sold is less than the undepreciated cost of the plant and equipment.  Gains on sale and leaseback transactions are deferred and amortized over the remaining lease term.

13.	Fair Value of Financial Instruments

For the years ended December 31, 2006 and 2005, the carrying value of the Company’s cash and cash equivalents, trade receivables, unbilled receivables, inventory, accounts payable and accrued expenses approximates their fair value.  The fair value of the Company’s long-term debt, calculated using current rates for loans with similar maturities, does not differ materially from its carrying value.

14.	Significant Customers

The Company sells all of the electricity it produces from the project that it owns to the Non-Fossil Purchasing Agency (“NFPA”), a nonprofit organization that purchases electricity generated by

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE B (continued)

renewable sources (such as landfill gas power plants) on behalf of all British utilities, in order to meet British environmental protection goals.  Projects subject to PowerBank lease financing arrangements sell their output of electricity and ROCs under short-term contracts entered into from time to time.

15.	Income Taxes

The Company uses the liability method in accounting for income taxes.  Deferred income tax reflects, where required, the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for tax purposes.  The provision in the accompanying consolidated financial statements is made for UK income taxes and no provision is made for United States income taxes as the income or loss of the Company is passed through and included in the income tax returns of the members.

16.	Comprehensive Loss

The Company’s comprehensive loss consists of net loss and foreign currency translation adjustments.

17.	Reclassifications

Certain items in previously issued financial statements have been reclassified for comparative purposes. This had no effect on net loss.

18.	New Accounting Standards

FIN 48

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB   Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.”  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE B (continued)

derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning January 1, 2007. The Company does not believe that the adoption of FIN 48 will have a material impact on its consolidated financial statements.

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and expand disclosures about fair value measurements.  SFAS No. 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods. SFAS No. 157 will be effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 on its consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial statements.

NOTE C - IMPAIRMENT OF LONG-LIVED ASSETS

The Company performed impairment assessments for each of the years ended December 31, 2006, 2005 and 2004 by comparing the cash flows of the related assets to their undiscounted cash flows and noted that the carrying value exceeded the undiscounted cash flows estimated from such assets as of December 31, 2006, 2005 and 2004.  The Company then measured the impairments using a discounted cash flow valuation methodology.  As a result, the Company recorded impairments of plant and equipment of $1,210,265, $635,084 and $500,346 for the years ended December 31, 2006, 2005 and 2004, respectively.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE D - PLANT AND EQUIPMENT

At December 31, 2006 and 2005, plant and equipment at cost and accumulated depreciation were:

	2006	2005

Property, plant and equipment	$74,218,627	$51,876,483
Construction in process	10,515,887	14,264,150

	84,734,514	66,140,633

Less accumulated depreciation	(22,835,108)	(14,231,236)

	$61,899,406	$51,909,397

For the years ended December 31, 2006, 2005 and 2004, the Company recorded depreciation expense of $6,219,530, $4,486,103 and $3,502,046, respectively, which is included in cost of revenues.

NOTE E - ELECTRICITY SALES CONTRACTS

At December 31, 2006 and 2005, the gross and net amounts of electricity sales contracts were:

	2006	2005

Electricity sales contracts - gross	$24,400,986	$22,255,445
Less accumulated amortization	(11,830,145)	(8,887,338)

Electricity sales contracts - net	$12,570,841	$13,368,107

A portion of the purchase price of the landfill gas power plants was assigned to electricity sales contracts and is being amortized over the duration of the contracts on a straight-line basis.  As of December 31, 2006, the weighted-average remaining life of the contracts was 8 years, with the shortest remaining duration being 0.6 years and the longest remaining duration being 12.6 years.  Electricity sales contracts are more fully described in Note J.  During the years ended December 31, 2006, 2005

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE E (continued)

and 2004, the Company recorded amortization expense of $1,633,935, $1,746,496 and $1,789,774, respectively, which is included in cost of revenues.  The Company expects to record amortization expense during the next five years as follows:

Year ended
December 31,

2007	$1,611,676
2008	1,580,513
2009	1,573,015
2010	1,556,332
2011	1,447,238

NOTE F - ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2006 and 2005:

	2006	2005

PowerBank variable payment	$9,527,673	$2,803,804
Accrued royalty expense	2,713,354	1,725,962
General accrued expenses	2,713,322	1,798,723
Accrued interest	1,050,078	941,278
Payroll tax and benefit accrual	1,975,940	594,705

	$17,980,367	$7,864,472

NOTE G - LONG-TERM DEBT

The Company entered into a revolving credit facility of £1,200,000 in 2006 for the purpose of providing working capital to the business.  Such facility is collateralized by all trade receivables of the Company.  The credit facility bears interest at LIBOR (5.23% at December 31, 2006) plus 1.5%, with a maturity date of March 31, 2007.  At December 31, 2006, the amount outstanding under this facility was £1,200,000 ($2,350,920).

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE G (continued)

The Company also has a term loan facility (the “Term Loan”) for the purpose of financing certain of its power generation projects.  Payments under the Term Loan are made semiannually on March 31 and September 30 of each year.  A portion of the Term Loan bears interest at a fixed rate, with the remaining portion bearing interest at rates set from time to time based on a premium over widely recognized indices.  Payments under the Term Loan include amounts of principal and interest such that the Term Loan will be fully repaid by March 31, 2014, its final maturity.

Following is a summary of long-term debt obligations of the Company as of December 31, 2006 and 2005:

	2006	2005

Term loan	$19,281,840	$18,814,941
Revolving credit facility	2,350,920	-

Total debt	21,632,760	18,814,941
Less current portion	(4,650,976)	(1,878,494)

Total long-term portion	$16,981,784	$16,936,447

At December 31, 2006, the interest rate applicable to portions of the Term Loan ranged from 7.08% to 7.73%. Amounts outstanding under the Term Loan are collateralized by substantially all of the assets of the projects owned by the Company and the underlying Term Loan agreement requires certain of the Company’s subsidiaries to maintain a debt service coverage ratio (as defined in the Term Loan agreement) of 1.35 to 1, as well as certain other ratios.

Remaining scheduled principal repayments of long-term debt as of December 31, 2006 are as follows:

2007	$4,650,976
2008	2,333,243
2009	2,522,395
2010	2,722,460
2011	2,667,669
Thereafter	6,736,017

$21,632,760

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE G (continued)

The terms of the Term Loan provide for the Company to maintain certain cash balances with the lending bank for the purpose of providing for debt service and operations and maintenance reserves equal to six months of such expenses, which is included as restricted cash.

NOTE H - CAPITAL LEASE OBLIGATIONS AND CONSTRUCTION ADVANCES

The Company entered into PowerBank Arrangements with Ridgewood Renewable PowerBank LLC on September 12, 2003 and with Ridgewood Renewable PowerBank II LLC, Ridgewood Renewable PowerBank III LLC and Ridgewood Renewable PowerBank IV LLC on September 30, 2004.

Under the terms of the PowerBank Arrangements (see Note A), each PowerBank Fund committed to providing £850,000 per MW of capacity, with each PowerBank Fund committing for a specified amount of capacity.  The PowerBank Arrangements are denominated entirely in British pounds sterling and provide for funds to be advanced to the Company, initially for development and construction financing and, after the project reaches commercial operations, as permanent financing.  During the construction period, the Company pays to the PowerBank Funds providing financing a prorated amount equal to 10% per annum of the advances attributable to projects that have not yet reached commercial operation.  When a project reaches commercial operation, title to the project passes from the Company to the PowerBank Funds that provided the financing for that project and the advances convert from construction advances to long-term financing.

Under the long-term financing provisions of the PowerBank Arrangements the Company is obligated to make regular fixed payments and formula-based variable payments, the amounts of which are determined by a combination of (i) the output of each plant and (ii) the price received for such output during the periods for which the payments are made.  The PowerBank Arrangements provide for a minimum period of ten years for the permanent financing and can be extended on a project-by-project basis indefinitely by the PowerBank Fund providing the financing.  There are no purchase options or residual guarantee provisions in the PowerBank Arrangements.

The Company accounts for its obligations under the PowerBank Arrangements as either long-term or current (as appropriate) construction advance obligations and, in the case of the permanent financing, as capital lease obligations with a 10-year minimum term and an initial lease obligation of £850,000 per MW.  Should the cost of developing a given project be greater than or less than £850,000 per MW, then the Company will experience a gain or loss on the sale of the project.  Such gains are deferred and taken into cost of revenues over the ten-year minimum lease period, while losses are realized and taken into other income at the time when such losses are considered to be probable.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE H (continued)

As of December 31, 2006, the Company had commissioned projects with total capacity of 32.6MW.  The following table reflects the construction advances and anticipated capacity development associated with each PowerBank Fund as of December 31, 2006:

	Net funds	Anticipated
	available for	capacity
Fund	construction*	(MW)

PBI	$9,618,503	7
PBII	16,227,833	11.6
PBIII	18,880,696	13
PBIV	9,182,995	6

	$53,910,027	37.6

* In original $US, not impacted by currency translation.

For the years ended December 31, 2006, 2005 and 2004, the Company paid to the PowerBank Funds construction period interest of $1,493,162, $2,805,415 and $3,448,064, respectively.  The Company capitalized all of the construction period interest charges incurred during construction.  The interest expense component of the capital lease payments made by the Company under the PowerBank Arrangements and included in interest expense was $4,486,034, $3,400,773 and $2,026,720 for the years ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006, the Company’s capital lease obligations and construction advances outstanding with the respective PowerBank Funds are as follows:

	2006
	MW	Capital lease	Construction
	Commissioned	obligation	advances

PBI	7	$9,418,553	$-
PBII	10.3	15,850,193	1,498,712
PBIII	4	17,793,943	3,330,482
PBIV	-	4,980,769	4,995,692

	21.3	$48,043,458	$9,824,886

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE H (continued)

In addition to the PowerBank capital lease arrangements, the Company leases certain vehicles and equipment under multiple lease agreements which vary in terms and rates ranging from 7.4% to 8.9%.  At December 31, 2006 and 2005, the capital lease obligations for these assets were $818,165 and $899,929, respectively.

Following is a summary of all capital lease obligations at December 31, 2006 and 2005:

	2006	2005

Gross payments	$75,918,834	$48,173,727
Less imputed interest	(27,057,211)	(18,378,941)

Total capital lease obligation	48,861,623	29,794,786
Less current maturity	(5,406,987)	(2,897,264)

Capital lease obligation - long-term portion	$43,454,636	$26,897,522

At December 31, 2006, remaining scheduled repayments of capital lease obligation principal are as follows:

2007	$5,406,987
2008	4,340,639
2009	4,904,447
2010	5,490,579
2011	6,062,111
Thereafter	22,656,860

$48,861,623

Included in plant and equipment are assets under capital lease obligation with a cost of $45,572,584 and $27,587,866 and accumulated depreciation of $9,164,670 and $4,283,158 at December 31, 2006 and 2005, respectively.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE I - PURCHASE COMMITMENTS

On November 10, 2003, the Company entered into an equipment purchase agreement with its main supplier for the purchase of the electricity generation equipment constituting the primary element of the projects making up the Company’s future expansion.  The sales price of the equipment was negotiated in euros and the contract allowed the Company to fix the euro price for a substantial portion of its future construction costs.  Foreign currency transaction losses for the years ended December 31, 2006, 2005 and 2004 were $8,269, $208,984 and $21,658, respectively, and are included in cost of revenues.  As of December 31, 2006, all of the units provided for in the equipment purchase agreement had either been delivered or had been ordered with delivery pending.  A portion of the required payments with respect to the engine/generator sets remains outstanding pending full performance by the equipment supplier.  The total of these payment obligations is approximately $48,677 at December 31, 2006 and payments are subject to and contingent on supplier performance in subsequent periods.  The Company anticipates that its purchase commitments will be fulfilled during 2007.  The engines acquired are to be used in the Company’s continued expansion under the RO program pursuant to the PowerBank Fund Arrangements described in Note H.

NOTE J - ELECTRIC POWER SALES CONTRACTS

The Company is committed to sell all of the output from certain of its projects, representing 26.5MWs at December 31, 2006, to the NFPA, a not-for-profit organization that purchases electricity generated by certain renewable power projects on behalf of large British electric utilities.  The electricity prices provided for in these contracts were set at an initial level and are adjusted annually based on general inflation in the UK.  Each contract is specific to a certain project site with contract terms being typically 15 years from the start of commercial operation of the project under contract.  Contracts for certain projects have shorter durations to match expected project life.  Contracts with the NFPA cannot be transferred from their original site.  The Company’s remaining projects are subject to the PowerBank Arrangements and the output from these projects is sold under one-year contracts renegotiated by the PowerBank Funds from time to time.  The pricing, terms and counterparties of these contracts are subject to change and reflect market conditions at the time they are entered into.

NOTE K - LANDFILL GAS AGREEMENTS

Projects of the Company are located on the sites of landfills owned and operated by third parties.  In each case the Company has entered into agreements with the landfill site operators (each a “Gas Agreement”) that give the Company certain rights including the right to occupy the portion of the landfill site required for its electricity generation project (or projects), to build the project to

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE K (continued)

specifications agreed with the landfill site operator, to have access to the project compound, to install, own, operate and maintain a landfill gas collection system and to use the methane-containing gas produced by the landfill site for the purpose of generating electricity.  In exchange, the Company agrees to use its efforts to control the escaping of gas from the landfill and to pay a royalty to the landfill operator.  The landfill gas royalty is typically a percentage of the revenue of the project and may have a fixed payment component.  For the years ended December 31, 2006, 2005 and 2004, royalty expense was $5,730,702, $4,278,250 and $2,360,640, respectively.  The terms of the Gas Agreements to which the Company is a party vary but are long-term agreements approximating the expected life of the project to be located on a site.

NOTE L - PROJECT DEVELOPMENT AND OPERATION

The Company develops, operates and maintains all of the projects that it owns, whether outright or subject to the PowerBank Arrangements.  In order to perform these functions the Company employs personnel in a number of functions including site operations, electrical operations, gas collection, site acquisition and administrative functions.  The Company is also responsible for the procurement of spare parts and supplies and for both routine and major maintenance of its facilities.

NOTE M - TRANSACTIONS WITH AFFILIATES

The Company records short-term payables and receivables from other affiliates in the ordinary course of business.  The amounts payable and receivable with the other affiliates do not bear interest.  At December 31, 2006 and 2005, the Company had outstanding receivables and payables with the following affiliates:

	Due From		Due To
	2006	2005	2006	2005

Trust V	$934,324	$-	$-	$244,342
Growth Fund	316,768	-	-	194,771
PowerBank Funds	1,257,038	363,610	-	-
Ridgewood Power Management	-	-	125,319	-
Other	85,486	-	-	-

	$2,593,616	$363,610	$125,319	$439,113

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE N - INCOME TAXES

The Company is not subject to U.S. income tax as it is treated as a fiscally transparent entity for U.S. income tax purposes. For the years ended December 31, 2006, 2005 and 2004, the provision for income taxes consists of:

	2006	2005	2004

Current
Foreign	$668,080	$-	$-

Deferred
Foreign	273,416	261,118	10,298

Income tax expense	$941,496	$261,118	$10,298

Components of the Company’s deferred income tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

	2006	2005

Deferred tax assets
Net operating losses - noncurrent	$210,218	$287,852
Less valuation allowance	(210,218)	(287,852)

	$-	$-

Deferred tax liabilities
Depreciation - noncurrent	$1,548,339	$1,104,709

Net deferred tax liability	$1,548,339	$1,104,709

At December 31, 2006 and 2005, CLP group had approximately £358,000 and £558,000, respectively, of loss carryforward, all of which may be carried forward indefinitely.  However, the Company’s ability to utilize its NOL’s may be limited due the tax structure in the United Kingdom.  Accordingly, the Company has determined that it is not more likely than not that it will realize the benefit of these NOL’s and, as such, has recorded a full valuation allowance against the related deferred tax asset.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005
NOTE O - CONTINGENCIES

The Company is subject to legal proceedings involving ordinary and routine claims related to its business.  The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements.  Estimates for losses from litigation are disclosed if considered reasonably possible and accrued if considered probable after consultation with outside counsel.  If estimates of potential losses increase or the related facts and circumstances change in the future, the Company may be required to record additional litigation expense.

NOTE P - SUBSEQUENT EVENTS

On January 23, 2007, the Company entered into an agreement (the “Sale Agreement”) along with Arbutus and the PowerBank Funds (the “Sellers”), and MEIF LG Energy Limited (the “Buyer”) as buyer.  At that time, the Company owned 88% of the issued and outstanding shares of CLP and the remaining 12% of CLP was owned by Arbutus.  On February 22, 2007, the Company completed the sale (the “Sale”) of all of the issued and outstanding shares of CLP.

Under the Sale Agreement, the Buyer agreed to buy (i) 100% of the issued and outstanding shares (the “Shares”) of CLP from Ridgewood UK and Arbutus, and (ii) substantially all of the assets (the “Assets”) of the PowerBanks.  The Assets and the Shares constitute all the landfill gas business located in the United Kingdom of the Company and of the PowerBank Funds.

In accordance with the Sale Agreement, at closing, the Buyer paid an aggregate purchase price for the Shares and the Assets of £117.8 million ($229.5 million), subject to a working capital adjustment that resulted in an increase to the purchase price of approximately £4.2 million ($8.2 million).  After adjustment, the purchase price for the Shares was approximately £25.1 million ($48.9 million), of which approximately £22.1 million ($43.1 million) was attributable to the shares sold by the Company.  Taking into account payments made to the Company pursuant to certain sharing arrangements with the PowerBanks, the total gross sales proceeds to the Company were approximately £27.6 million ($53.8 million).

On February 23, 2007, the Manager caused a portion of the sales proceeds to be converted from sterling into U.S. dollars, which was done at the rate of 1.9483 U.S.  dollars for each pound sterling.  On March 27, 2007, a subsequent conversion took place at an exchange rate of 1.9604 U.S. dollars for each pound sterling.  While certain transactions remain to be made that will require dollar/sterling conversions, management of the Fund does not expect the exchange rates of these conversions to have a material effect on the Company.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005

NOTE P (continued)

The Sellers gave a number of warrantees and indemnities to the Buyer in connection with the Sale that are typical of such transactions.  Should there be a breach or breaches of the warrantees or should an indemnifiable event occur, the Buyer could make claims against the Sellers including the Company.  Management of the Company does not believe there is a material likelihood that such a claim will arise or that, should such a claim arise, the Company would incur a material liability.  This belief is based, in part, on the Sellers having purchased warrantee and indemnity insurance to minimize such risk and no reserves or escrow will be provided for the contingent liability represented by these warrantees and indemnities.  As of October 31, 2007, the Company is not aware of any claims.  The Company has distributed all but a nominal amount of the sale proceeds to its members.